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                               October 17, 2023

       Yifei Hou
       Chief Executive Officer
       XCHG Ltd
       Grevenweg 24, 20537
       Hamburg, Germany

                                                        Re: XCHG Ltd
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted October
6, 2023
                                                            CIK No. 0001979887

       Dear Yifei Hou:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1 submitted October 6, 2023

       General

   1. We note your response to prior comment 1. We also note the risk factors section has not been fully restored to
the existing disclosure as contained in the July 26, 2023 registration statement. Please
restore your disclosure in the risk factor section.
       Related Party Transactions, page 120

   2. We note your disclosure that you have certain amounts due to Mr. Rui Ding that will be fully repaid in
September 2023. Please update this disclosure in a future amendment.
 Yifei Hou
FirstName
XCHG LtdLastNameYifei Hou
Comapany
October 17,NameXCHG
            2023        Ltd
October
Page  2 17, 2023 Page 2
FirstName LastName
       Please contact Stephany Yang at (202) 551-3167 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Li He, Esq.